UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2025

Peter Colis
Chief Executive Officer
Ethos Technologies Inc.
90 New Montgomery Street, Suite 1500
San Francisco, CA 94105

Re: Ethos Technologies Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 30, 2025
CIK No. 0001788451

Dear Peter Colis:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospect Summary
The Ethos Platform, page 3

1. We note your response to prior comments1and 6. Based on your response and statements on page 4 and elsewhere, it appears that the DTC and third-party channels are both on your "platform." However, it is still unclear if your website can be viewed as synonymous with your platform; what distinguishes DTC activated policies from the third-party channel policies; and whether the consumer-facing website or platform appears differently depending on the channel. In this regard, we

note the reference on page 9 to consumers who prefer the personalized agent experience and others who opt for the convenience of DTC. How is DTC less personalized? Do both require phone calls? Do your "over 10,000 active selling agents" come from the third-party channel and connect digitally with consumers via your website and/or platform? Additionally, we note that your platform integrates with fintech companies and others via APIs, "allowing these companies to quote, process, and activate policies within their own platform." Please revise to further clarify in quantitative and qualitative terms how DTC is differentiated from third-party channels on your platform, including third-party channels using APIs. Consider including a graphic explaining your platform, the DTC and third-party channel on your platform, and the third-party channels via APIs.

2. Please revise your underwriting discussion on page 4 and where appropriate to clarify material aspects of the process for the formation and implementation of underwriting standards. We note the statement on page 4 that "many of our carriers entrust us with underwriting administration and execution." It is unclear if minimum standards are laid out in your carrier agreements, which may apply to your and third-parties' onboarding of policies. Please revise to clarify the relevant terms of your carrier agreements, how underwriting standards are determined and administered, and clarify the extent to which these processes are materially different depending on whether the policy was onboarded via DTC, third-party channels or APIs.

Our Opportunity
Ethos Addresses a Large and Growing Market Opportunity, page 8

3. We note your response to prior comment 2 that your technology platform enables you to "scale more rapidly and more efficiently than traditional carriers." In addition to your disclosure regarding "traditional carriers," please revise to provide further clarification of how your technology, such as time to underwriting decisions, compares to other non-traditional companies in your industry.

4. We note your revised disclosure and response to prior comment 19. Please revise to identify the third-party vendors you use to obtain medical records, prescription data and the other information referenced on pages 29 and 107. Please advise us why you believe these are not material agreements required to be filed under Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis
Key Factors Affecting our Performance, page 86

5. Please refer to prior comment 1 regarding your platform's DTC and third-party channels. We note the statement that the majority of your product portfolio may be sold through either channel. For your key insurance products (which appear to be Term Life Insurance, Whole Life Insurance, and Indexed Universal Life Insurance), please revise to further clarify key product availability and significant pricing and expense differences so that the reader can better understand period to period trends and the evolving channel and product mix. Clarify how the company seeks to optimize its distribution channels "as key levers for growth." Please also provide quantified disclosure of material differences in margins and key metrics such

as ARPU disaggregated by DTC and third-party channels, including, if material, via APIs as discussed on page 106.

Results of Operations
Revenue, page 93

6. Please refer to prior comments 13 and 23. We note on page F-16 the significant increase in Commission revenue from "Other products" during fiscal years ended December 31, 2024 and 2023, and your disclosure on page 8 that your "core insurance products" consist of term life insurance, whole life insurance, and indexed universal life insurance. Given your brief disclosure on page 93 that your revenues have increased due to the accelerated growth of your whole life insurance and indexed universal life insurance products of your third party channel, please revise your MD&A to provide an enhanced explanation of the reason(s) for the growth in "Other products" during the fiscal year ended December 31, 2024. Further, please revise to include a tabular disclosure of your revenues disaggregated by "core insurance products" and by channel (i.e. DTC or third-party channel) along with an enhanced discussion as to the reason(s) for these period-over-period changes and describe any known trends or uncertainties impacting these revenues, or tell us why you do not believe these disclosures would be meaningful to an investor. Please refer to Item 303(b)(2) of Regulation S-K.
7. We note your response to prior comment 20 and reference to maintaining "relationships with select third-party fintech companies." Please revise to clarify the extent to which revenues and/or expenses associated with these relationships are material to your operations.

Costs and Expenses
Sales and Marketing, page 94

8. Please refer to prior comment 15. We note your disclosure on page 94 that the increase in sales and marketing expenses during the fiscal year ended December 31, 2024 was primarily driven by a $37.4 million increase in agent payments and advertising spend, and that these expenses increased 120% and 13%, respectively. Since these expenses relate to the continued scale of both your direct to consumer and third-party channels, we believe quantification of your agent payments and advertising spend expenses for each period presented would provide meaningful information to an investor. Given the significant variance in their increase noted in the above period, please revise your filing to disclose your agent payments and advertising spend expenses for all periods presented, or tell us in further detail why you believe disclosure of these expenses may be misleading by causing investors to draw incorrect conclusions regarding your performance, margins, and business outlook. Please refer to Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements
Accounts Receivable, Net, page F-16

9. Please refer to prior comment 28. Please provide us with a rollforward of your accounts receivable activities for each period presented as we are unable to reconcile your accounts receivable, net for each period presented based upon your revised

disclosure, the "amounts recognized as accounts receivable" transferred from commissions receivables on page F-17, and changes in accounts receivable balances as presented in your Consolidated Statement of Cash Flows on page F-6. Please provide us with a rollforward of your accounts receivable activities and, given the significance of these account balance to your financial statements, revise to include a tabular disclosure of your accounts receivable activities for each period presented.

Please contact John Spitz at 202-551-3484 or Michael Henderson at 323-965-3807 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jon Avina, Esq.